UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			       SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. 13)


			Modsys International. Ltd.
		  (formerly BluePhoenix Solutions, Ltd.)
			     (Name of Issuer)

		Ordinary Shares, par value NIS 0.04 per share
			(Title of Class of Securities)

				 M70378100
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			       October 27, 2016
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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Cusip No. M70378100		Schedule 13-D			 Page 2 of 10


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				5,964,316  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,964,316  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,964,316

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	31.00%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,408,168 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P., plus 356,148 Warrants and 200,000 Preferred Shares, exercisable 1:1 to purchase Ordinary Shares.

(3)	Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported on the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No. M70378100		Schedule 13-D			 Page 3 of 10


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				6,000,849  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				6,000,849  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	6,000,849

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	31.19%   (3)

14.	Type of Reporting Person
               IA



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,000,849 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported on the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 4 of 10


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				6,000,849  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				6,000,849  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	6,000,849

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	31.19%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,000,849 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported on the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 5 of 10


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				6,000,849  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				6,000,849  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	6,000,849

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	31.19%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,000,849 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported on the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 6 of 10


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				6,000,849  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				6,000,849  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	6,000,849

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	31.19%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,000,849 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported on the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No. M70378100		Schedule 13-D			 Page 7 of 10


1.	Names of Reporting Persons
	Columbia Pacific Partners Fund (Delaware), L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Delaware

			7.  Sole Voting Power
				36,533  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				36,533  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	36,533

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	0.19%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. In previous filings, name was Columbia Pacific Partners Fund, Ltd.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 36,533 Ordinary Shares owned by Columbia Pacific Partners Fund (Delaware), L.P.

(3)	Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported on the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 8 of 10

				EXPLANATORY NOTE

	This Amendment No. 13 amends and supplements the Schedule 13D filed under the previous company name of BluePhoenix Solutions, Ltd. which was filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund (Delaware), L.P., a Delaware limited partnership (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons), June 26, 2013, December 17, 2014, April 3, 2015, September 21, 2015 and January 11, 2016 with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Shares"), of Modsys International, Ltd., an Israel corporation (the "Company").

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.



Item 5.		Interest in Securities of the Company

	The response set forth in Item 5(a) and 5(b) are hereby replaced in their entirety by the following:

	(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons, except as expressly set forth below.

	(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Shares and percentage of Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is the sole general partner of the Opportunity Fund and the investment manager of the Partners Fund, who are pri-marily responsible for all investment decisions regarding the Funds' investment portfolios. As a result of such role and otherwise by virtue of their relation-ship to the Funds and the Adviser, each may be deemed to have sole voting and dispositive power over the Shares directly beneficially owned by the Funds and, accordingly, may be deemed to indirectly beneficially own such Shares. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

	The response set forth in Item 5(c) is hereby amended and supplemented as follows:
	(c) The trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Funds were effected in unsolicited broker transactions in the open-market as set forth in Schedule A.






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Cusip No.  M70378100		Schedule 13-D			Page 9 of 10


				SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 4, 2016		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member


					COLUMBIA PACIFIC ADVISORS, LLC

				By:  	/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title: 	Managing Member


					/s/ Alexander B. Washburn
					ALEXANDER B. WASHBURN


					/s/ Daniel R. Baty
					DANIEL R. BATY


					/s/ Stanley L. Baty
					STANLEY L. BATY



					COLUMBIA PACIFIC PARTNERS FUND (Delaware), L.P.
				By:	Columbia Pacific Advisors, LLC
					Investment Manager

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member



















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Cusip No.  M70378100		Schedule 13-D			Page 10 of 10




				 Schedule A

   OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

 Date		Fund	   	Transaction		Shares		Price
09/13/2016	Opportunity Fund	BUY		5,458		1.299
09/14/2016	Opportunity Fund	BUY		4,360		1.30
09/15/2016	Opportunity Fund	BUY		2,800		1.25
09/19/2016	Opportunity Fund	BUY		3,300		1.25
09/20/2016	Opportunity Fund	BUY		6,003		1.25
09/21/2016	Opportunity Fund	BUY		1,305		1.15
09/22/2016	Opportunity Fund	BUY		8,532		1.15
09/26/2016	Opportunity Fund	BUY		4,500		1.209
09/27/2016	Opportunity Fund	BUY		3,187		1.911
09/28/2016	Opportunity Fund	BUY		11,500		1.1377
09/29/2016	Opportunity Fund	BUY		3,700		1.0751
09/30/2016	Opportunity Fund	BUY		100		1.25
10/06/2016	Opportunity Fund	BUY		100		1.00
10/13/2016	Opportunity Fund	BUY		4,950		1.06
10/14/2016	Opportunity Fund	BUY		32,744		1.0239
10/17/2016	Opportunity Fund	BUY		100		1.10
10/18/2016	Opportunity Fund	BUY		950		1.20
10/20/2016	Opportunity Fund	BUY		5,000		1.2518
10/21/2016	Opportunity Fund	BUY		4,658		1.2278
10/24/2016	Opportunity Fund	BUY		6,893		1.2749
10/25/2016	Opportunity Fund	BUY		4,976		1.2276
10/26/2016	Opportunity Fund	BUY		3,500		1.28
10/27/2016	Opportunity Fund	BUY		10,600		1.3113
10/28/2016	Opportunity Fund	BUY		1,500		1.272
10/31/2016	Partners Fund		SELL		1,407		1.2012
10/31/2016	Opportunity Fund	BUY		2,638		1.20
11/01/2016	Opportunity Fund	BUY		15,000		1.20
11/02/2016	Opportunity Fund	BUY		3,100		1.10
11/03/2016	Opportunity Fund	BUY		5,300		1.10